Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

SUPPL

12/09/2003


03032252

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America


SEC MAIL
RECEIVED
PROCESSING
SEP 23 2003
WASH. DC
155
SECTION

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 12 September 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 9/25

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

12 September 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

BUSINESS ACQUISITION

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that a wholly owned subsidiary of the Company, Sam's Seafood Capricorn Coast Pty Ltd, has entered into a Heads of Agreement to acquire a prominent scallop processor and exporter in Gladstone, Queensland – Enterprise Fisheries Pty Ltd, which is one of the major players in the scallop business with well recognised brand names in both Hong Kong and Singapore markets. The settlement date for this acquisition is scheduled to be on 31 December 2003, subject to the successful completion of the due diligence process.

The purchase price for the acquisition of the business, stock, its associated land and buildings, modern cold store, plant & equipment and the intellectual properties is $2.3million.

This consideration will be met by $1.5million in cash and $800,000 in ordinary shares in the capital of the Company, at the price equivalent to 90% of the weighted average market price over the five trading days up to the announcement date. These shares will be allocated out of the holdings of one of the founding shareholders, namely Nick Noutsatos. Accordingly, no new shares in the Company will be issued as part of the transaction. In addition, all of the shares allocated to the owner of Enterprise Fisheries will be held in voluntary escrow for 12 months.

Following completion of the transaction, Sam's Seafood Capricorn Coast Pty Ltd will amalgamate its existing wholesale and distribution operations with Enterprise Fisheries business by relocating its head office into the building currently operated by Enterprise Fisheries. The existing premises where Sam's Capricorn Coast is currently operating will be transformed into a Sam's Fresh Food market, which forms as part of the strategy of promoting Sam's brand name in the domestic market.

It is anticipated that the new acquisition will generate approximately $7 million revenue to Sam's Seafood group and contribute positive earnings to the bottom line.



Ken Situ
Company Secretary

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD


SAM'S
SEAFOOD

FOR IMMEDIATE RELEASE 12 September 2003

Sam's Seafood Expands with 'Enterprising' Deal

BRISBANE: Sam's Seafood Holdings Limited (ASX: SSS) today marked a resumption to their publicised acquisition strategy with Sam's Seafood Capricorn Coast Pty Ltd (a wholly owned subsidiary of the parent company) executing a Heads of Agreement with Enterprise Fisheries Pty Ltd. The agreement will see Sam's Seafood acquire the prominent Gladstone-based scallop exporter and its assets for a total consideration of $2.3 million. The transaction continues to be in line with the Board's stated parameters for acquisitions, delivering an excellent price per share earnings ratio.

Enterprise Fisheries have an enviable export reputation in both Singapore and Hong Kong, providing specialist segment concentration and excellent in-roads into the dynamic Asian market. With the recent takeover of Global Seafood abandoned as a extraneous proposition, Enterprise Fisheries represents an excellent progression in the Company's vision to become the number one seafood company in Australia.

With a turnover in excess of $7 million, Enterprise Fisheries will provide a synergistic and logical expansion mechanism for Sam's Seafood. Enterprise Fisheries' assets include an expansive, modern cold store, which will consolidate and enhance Sam's Seafood's active Gladstone operation. In concluding the deal, the Board has identified that existing land holdings adjacent to the Gladstone marina can now effectively be productively used to establish a fresh food market, further fueling the expansion and retail reach of the Sam's brand.

"Enterprise Fisheries is an excellent opportunity for Sam's to advance our strategic portfolio in line with our business plan. A complementary acquisition such as this both accelerates and accentuates the future growth and performance of the Company. Encapsulated, Enterprise offers ideal access to wholesale purchasing opportunities, retail brand longevity, entry to new markets off-shore and first-rate infrastructure" said Sam's Seafood Chairman Grahame Denovan.

Following in the progress path of previous acquisitions, Enterprise Fisheries will be incorporated into Sam's Seafood, with the company leveraging the export market advantage for scallops as a commodity very much in demand both domestically and internationally. With an established and profitable Gladstone operation, Sam's Seafood are in an excellent position to realise operating efficiencies and greater market saturation from such areas as sales procurement, distribution and logistics following the acquisition of Enterprise.

The Enterprise Fisheries' transaction is in accordance with the company's publicised growth strategy, demonstrating a deliberate focus on maximising company profits while minimising operational expenses.

The Board has carefully examined and considered the elements of Enterprise Fisheries to ensure the eligibility of the company to realise future earnings potential through entry to new markets and to substantially decrease distribution costs through consolidated expansion.

Settlement is expected to be effected on 31 December, 2003 following a successful conclusion to the normal due diligence process.

- ENDS -

For further information, please contact:

Anna Whybird, Black Ink PR **0403 532 218**

Grahame Denovan, Sam's Seafood Holdings Ltd **0418 212 474**